Exhibit 4.13

Unofficial Translation

R.L. de Bakker
Oranjelaan 7
2243 HG Wassenaar

Bilthoven, December 19, 2000	B0033adp/tv

Dear Mr. de Bakker

In continuation of our recent conversations I do herewith confirm the agreement we reached concerning the start of your employment with ASM International N.V. as per January 1, 2001 in the capacity of Chief Financial Officer.

The scope and responsibilities of this position have been discussed with you and are as such known to you. During the Annual General Meeting of Shareholders of May 23 of this year it will be proposed to appoint you as Member of the Board of Management of ASMI.

The following conditions will apply:

Salary
Your fixed salary will be NLG 450.000 (Translators Note : Equals — Euro 204.300)

Bonus plan
An annually determined bonus of maximum 30% of the fixed salary will be applicable.

Stock Option Plan
At the start of your employment you are eligible for 35.000 options under the rules of the Plan and according to the enclosed option letter. These options can be exercised over a 5 year period. The exercise price will be the price of our shares on the day that you sign the letter. After receipt of your signed contract we will confirm the contract.

General requlations
As discussed the general ASM regulations regarding insurances and pensions will be applicable to you.
Enclosed you will find an overview of our general employment conditions.

Unless otherwise agreed a mutual notice period of 6 months will be applicable.

Enclosed you will also find a draft press release concerning the start of your employment. Your possible comments will be appreciated.

The above is a short confirmation of our conversations.
We are convinced that you can provide an important contribution to the further financial strengthening of our company in the coming years and wish you much success.

With kind regards

ASM INTERNATIONAL N.V.	Signed for Agreement

/s/ Arthur H. del Prado	/s/ R.L. de Bakker